Prudential Investment Portfolios 9
Prudential QMA Large-Cap Core Equity Fund

SECOND AMENDMENT TO SUBADVISORY AGREEMENT

Amendment made this 9th day of December, 2016 to the Subadvisory Agreement dated March 2, 2001 (as amended, the Subadvisory Agreement), between Prudential Investments LLC (the Manager), on behalf of Prudential QMA Large-Cap Core Equity Fund (formerly Dryden Large-Cap Core Equity Fund, formerly, Prudential Tax-Managed Equity Fund; the Fund), and Quantitative Management Associates LLC (QMA)(this Second Amendment).

WHEREAS, the Manager and QMA have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates QMA for the services provided by QMA to the Fund under the Subadvisory Agreement;

NOW, THEREFORE, the parties mutually agree as follows:

1. Effective December 9, 2016, the subadvisory fee rate appearing in Schedule A, solely with respect to the Fund, is hereby deleted and replaced with the following subadvisory fee rate:

0.15% on average daily net assets up to $1.5 billion;

0.14% on average daily net assets over $1.5 billion.

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL INVESTMENTS LLC

By: _/s/ Scott E. Benjamin__________
Scott E. Benjamin, Vice President

QUANTITATIVE MANAGEMENT ASSOCIATES LLC

By: _/s/ Vasel Vataj________________
Vasel Vataj, Vice President